UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )
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                   First Missouri Bancshares, Inc.
                         (Name of Issuer)
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               Common Stock  par value $.01 per share
                 (Title of Class of Securities)
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                           320937-10-5
                         (CUSIP Number)
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                          Lindsay Olsen
       5200 West 94th Terrace, Prairie Village, KS  66207
                         (913) 648-8010
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       September 23, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b) (3) or (4), check the following box    .

Check the following box if a fee is being paid with the statement
X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS  STATEMENT CONTAINS NINE (9) PAGES AND THE EXHIBIT  INDEX
IS ON PAGE SIX (6).

SCHEDULE 13D
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CUSIP NO. 320937-10-5                         Page 2 of 9 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Mortgage Investment Trust Corporation
		48-1101989
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)
                                                       (b)   X
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3    SEC USE ONLY

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4    SOURCE OF FUNDS *
     BK, WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     KANSAS
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NUMBER OF      7    SOLE VOTING POWER
SHARES              26,930
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BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            NONE
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EACH           9    SOLE DISPOSITIVE POWER
REPORTING           26,930
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PERSON         10   SHARED DISPOSITIVE POWER
WITH                NONE
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,930
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12    CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES
CERTAIN SHARES

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.41%
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14   TYPE OF REPORTING PERSON
     CO
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* SEE INSTRUCTION BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer

      This statement relates to the Common Stock, par value  $.01
per   share  (the  Common  Stock:)  issued  by  First   Missouri
Bancshares, Inc., whose principal executive offices are located at 300 West Locking Street, Brookfield, Missouri, 64628.

Item 2.  Identity and Background

      This statement is filed by Mortgage Investment Trust Corporation, a Kansas Corporation (MITC). Lindsay Olsen and Steven B. Chase are the controlling shareholders of MITC. The directors and officers of MITC are Lindsay Olsen (President and Director) and Steven B. Chase (Secretary and Director).

      The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits
2A through 2C, and is incorporated herein by reference.

      The information disclosed in Exhibits 2A through 2C is included pursuant to General Instruction C to Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 26,930 shares covered by this Schedule 13D was $451,080.00, including a $2.50 transaction fee. MITC purchased the Common Stock with internal funds and resources drawn from a term loan negotiated in the ordinary course of business with an unaffiliated bank, as defined in
Section 3 (a) (6) of the Securities Exchange Act of 1934.

Item 4.  Purpose of Transaction

      The shares of Common Stock covered by this statement are being held for investment purposes. Investor has the following plans with respect to the Common Stock:

      (a) MITC intends to continually assess the market for the Common Stock. MITC or an affiliate may purchase additional shares or dispose of such shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain regulatory approvals are required. In addition, the certificate of incorporation of First Missouri places certain limitations on any such acquisition.

     (b-j)  None

Item 5.  Interest in Securities of the Issuer

      (a) The aggregate percentage of shares of Common Stock reported owned by MITC is based upon 290,038 shares outstanding, as indicated in responses to inquiries made to First Missouri. As of the close of business on September 23, 1996, Mortgage Investment Trust Corporation owned 26,930 shares of Common Stock, or approximately 9.29% of such number of shares.

      (b)   MITC  beneficially owns 26,930 shares of  the  Common
Stock and has the sole power to vote and dispose of such shares.

     (c) All transactions in the shares of Common Stock effected by MITC during the past sixty days are described on Exhibit 5(c) attached hereto. All such shares were purchased through a broker-dealer.

     (d-e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      MITC  is  under the control of Lindsay Olsen and Steven  B.
Chase.  See Item 2. above.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 3 - Copy of lines of credit and demand notes, pursuant to request of MITC and instructions to the form 13D, are included in the Confidential Exhibit Volume filed with the Secretary of the Commission and dated October 1, 1996.

      Exhibit 5 (c) - Transactions in the Common Stock effected during the past sixty days.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              MORTGAGE INVESTMENT
                              TRUST CORPORATION

Date:  October 1, 1996        By:/s/Lindsay Olsen
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                              Lindsay Olsen, President of
                              Mortgage Investment Trust Corporation







                          EXHIBIT INDEX


Exhibit No.                                       Page No.
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Exhibit 2A                                        7
Exhibit 2B                                        7
Exhibit 2C                                        8
Exhibit 3                                         *
Exhibit 5 (c)                                     9
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*  Confidential Exhibit, dated October 1, 1996, Filed with the
Secretary of the Commission





                           Exhibit 2A

MORTGAGE INVESTMENT TRUST CORPORATION

State or Other Place of Organization: Kansas

Principal Business:                   Investment in mortgage
				      loans, real estate and stocks

Address of Principal Business:        5200 West 94th Terrace
                                      Prairie Village, KS  66207

Address of Principal Office:          5200 West 94th Terrace
                                      Prairie Village, KS  66207

Criminal Proceedings During the Last 5 Years:     	None

Civil Proceedings During the Last 5 Years:   		None


                           Exhibit 2B

LINDSAY OLSEN  (Director and President of Mortgage Investment
Trust Corporation and a controlling shareholder of Mortgage
Investment Trust Corporation)

Residence or Business Address:          5200 West 94th Terrace
                                        Prairie Village, KS 66207

Principal Occupation or Employment:     Management and Analysis

Name of Employer:                       Mortgage Invesment Trust
Corporation

Principal Business:                     Private Investments and
Financial                               Services

Address:                                5200 West 94th Terrace
                                        Prairie Village, KS
66207

Criminal Proceedings During the Last 5 Years:           None

Civil Proceedings During the Last 5 Years:  	        None

Citizenship:                            	        U.S.A.



Exhibit 2C

STEVEN B. CHASE  (Director and Secretary of Mortgage Investment
Trust Corporation and a controlling shareholder of Mortgage
Investment Trust Corporation)

Residence or Business Address:          5200 West 94th Terrace
                                        Prairie Village, KS 66207

Principal Occupation or Employment:     Management and Analysis

Name of Employer:                       Mortgage Invesment Trust
Corporation

Principal Business:                     Private Investments and
					Financial Services

Address:                                5200 West 94th Terrace
                                        Prairie Village, KS  66207

Criminal Proceedings During the Last 5 Years:            None

Civil Proceedings During the Last 5 Years:  	         None

Citizenship:                                             U.S.A.










			Exhibit 5 (c)
              MORTGAGE INVESTMENT TRUST CORPORATION

(Transactions Effected Within Past 60 Days)

Identity of                        	Number of      Price Per
Purchaser/Seller      Date of Purchase   Shares		Share
					Purchased      						Share

Mortgage Investment
Trust Corporation    September 23, 1996   26,930	16.75